Simpson Thacher & Bartlett LLP
2475 HANOVER STREET PALO ALTO, CA 94304

TELEPHONE: +1-650-251-5000 FACSIMILE: +1-650-251-5002
Direct Dial Number +1-650-251-5095	E-mail Address dwebb@stblaw.com

October 18, 2019

Peter McPhun

Jennifer Monick

Rochelle Plesset

Stacie Gorman

Kim McManus

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Velocity Financial, LLC
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted August 30, 2019
CIK No. 0001692376

Ladies and Gentlemen:

On behalf of Velocity Financial, LLC (the “Company” or “VF”), we are submitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 26, 2019 (the “comment letter”) with respect to Amendment No. 2 to the Company’s draft registration statement on Form S-1 (CIK No. 0001692376) that was confidentially submitted to the Commission on August 30, 2019 and referenced above (“Amendment No. 2”). This letter is being submitted together with the Company’s registration statement on Form S-1 filed with the Commission on October 18, 2019 (the “Registration Statement”). The Company has revised the Registration Statement in response to the comment letter, and to otherwise update its disclosure. For the Staff’s reference, we are providing the Staff by overnight delivery copies of this letter as well as a clean copy of the Registration Statement and a copy marked to show all changes from Amendment No. 2.

In addition, we are providing the following responses to the comment letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of the Registration Statement. Unless otherwise defined below, terms defined in the Registration Statement and used below shall have the meanings given to them in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

NEW YORK     BEIJING     HONG KONG     HOUSTON      LONDON     LOS ANGELES     SÃO PAULO     TOKYO     WASHINGTON, D.C.

Simpson Thacher & Bartlett LLP

- 2 -	October 18, 2019

Key Performance Metrics, page 70

1.

We note your response to our comment 8 from our letter dated February 12, 2019. Specifically, you stated that if you anticipate having any corporate debt at the completion of the offering, then you will include average debt, cost of funds, net interest margin, and net interest spread on a company-wide basis. We further note your revision to your use of proceeds section, which now indicates that you will use the net proceeds from this offering to repay a portion of your outstanding corporate debt. As such, it appears that you anticipate having some corporate debt at the completion of the offering. Please revise your filing to expand your disclosure to also provide average debt, cost of funds, net interest margin, and net interest spread on a company-wide basis.

The Company has revised its disclosure on pages 2, 17, 67-70 and 94 in response to the Staff’s comment.

2.	We note your response to our comment 7. Please revise your filing to also present a post-tax return on equity for periods beginning on January 1, 2018.

The Company has added return on equity to its disclosure on pages 17, 55, 67 and 71 in response to the Staff’s comment.

Schedule IV – Mortgage Loans on Real Estate, page S-1

3.	We note your response to our comment 9 and your revisions to your filing. Please further revise your filing to address the following items related to this schedule:

•	Please revise to include the applicable notes to this schedule (i.e. reconciliation, aggregate cost for Federal income tax purposes).

•	This schedule should be presented as of the most recent audited balance sheet.

•	The schedule should be audited by your independent registered public accounting firm, and referenced in their audit opinion.

Reference is made to Rule 5-04 and Rule 12-29 of Article S-X.

The Company has revised its disclosure on page F-37 in response to the Staff’s comment, and the Company’s independent registered public accounting firm has updated its 2018 year-end audit opinion to include this additional disclosure.

* * * * * * *

Please call the undersigned (650-251-5095) or William Brentani (650-251-5110) if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ Daniel N. Webb

cc:	Christopher Farrar, Chief Executive Officer,

Velocity Financial, LLC

William B. Brentani,

Simpson Thacher & Bartlett LLP

Andrew S. Epstein

Jason D. Myers,

Clifford Chance US LLP